As filed with the Securities and Exchange Commission on September 8, 2006

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF
THE SECURITIES EXCHANGE ACT OF 1934.
(Amendment No. 1)
NEUROCRINE BIOSCIENCES, INC.
(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
64125C109
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

GARY LYONS
President and Chief Executive Officer
NEUROCRINE BIOSCIENCES, INC.
12790 El Camino Real
San Diego, CA 92130
(858) 617-7600
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)
Copies to:
Robin L. Struve, Esq.
Latham & Watkins LLP
Sears Tower, Suite 5800
233 South Wacker Drive
Chicago, IL 60606-6401
(312) 876-7700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$6,449,427	$691

*	Estimated solely for purposes of calculating the amount of the filing fee. This amount assumes that options to purchase 2,480,160 shares of common stock of Neurocrine Biosciences, Inc., par value $0.001 per share (“Common Stock”), having an aggregate value of $6,449,427 will be exchanged pursuant to this offer. The aggregate value is calculated based upon the Black-Scholes option pricing model as of August 23, 2006.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not Applicable	Filing Party:	Not Applicable
Form or Registration No.:	Not Applicable	Date Filed:	Not Applicable
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☑ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing fee is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 1 to the Tender Offer Statement on Schedule TO relates to the offer by Neurocrine Biosciences, Inc., a California corporation (the “Company” or “Neurocrine”) to:
•	Exchange outstanding options to purchase shares of our common stock granted under the Neurocrine Biosciences, Inc. 2003 Incentive Stock Plan, as amended (the “2003 plan”) held by eligible employees and active consultants with an exercise price of $20 or higher per share for new options granted pursuant to the 2003 plan (the “ new options”) following cancellation of the surrendered options.
•	Amend outstanding options to purchase shares of common stock granted under our 1992 Incentive Stock Plan, as amended (the “1992 plan”) and 2001 Stock Option Plan, as amended (the “2001 plan”) held by eligible employees and active consultants with an exercise price of $20 or higher per share in exchange for cancellation of one-half of the options such eligible employees and active consultants hold under the 1992 and 2001 plans, rounded down to the nearest whole share on a grant-by-grant basis.
Neurocrine’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Exchange Certain Outstanding Options to Purchase Common Stock Under the 2003 Incentive Stock Plan, as Amended, and Amend Certain Outstanding Options to Purchase Common Stock Under the 1992 Incentive Stock Plan, as Amended and 2001 Stock Option Plan, as Amended (the “Offer to Exchange”) dated August 25, 2006, and the Form of Election Concerning Exchange or Amendment of Stock Options (the “Election Form”) which as amended or supplemented from time to time, and together constitute the offer. This Amendment No. 1 to the Tender Offer Statement on Schedule TO is filed to satisfy the reporting requirements of Rule 133-4(c) promulgated under the Securities Exchange Act of 1934, as amended. Copies of the Offer to Exchange and the Election Form were previously filed with the Schedule TO as Exhibits 99.(a)(1)(A) and 99.(a)(1)(B).
     The information in the Offer to Exchange and the Election Form is incorporated in this Amendment No. 1 to the Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein.
Item 1. Summary Term Sheet.
     Item 1 of Schedule TO, which incorporates by reference the information contained in the Summary Term Sheet in the Offer to Exchange, is hereby amended and supplemented by adding the following thereto:
• 34. Why can’t you just exchange all of my options?
We do not have enough shares reserved under the 2003 plan to grant new options under the 2003 plan if we were to offer to exchange all eligible options outstanding under the 1992 plan and 2001 plan as well as options under the 2003 plan. The shares subject to options that will be surrendered under the 1992 and 2001 plans are not able to be added to the pool of shares available for grant under the 2003 plan. Accordingly, we must amend the options under the 1992 and 2001 plans rather than exchange such options.
Whether the options are amended or exchanged pursuant to this offer the end result is the same. If you participate in the offer you will end up with one-half the number of options you elected to have exchanged or amended. The options exchanged or amended will have an exercise price equal to the closing price of our common stock on the replacement grant date, will vest over three years and will have the same expiration date as the original option elected to be exchanged or amended.
Item 4. Terms of the Transaction.
     Item 4 of Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented as follows:

     1. Section 4 (“Withdrawal Rights”) of the Offer to Exchange is amended by adding the following to the end of the second paragraph:
•	Additionally, in accordance with the legal requirements for tender offers, you may withdraw any options you elected to exchange or amend if after forty (40) business days after the commencement of this Offer, if we have not yet closed this Offer and we have not accepted for exchange or amendment all options you elected to exchange or amend, as applicable. The date of the fortieth (40th ) business day after the commencement of this Offer is October 24, 2006.
     2. Section 10 (“Status of Options Acquired by Us in this Offer”) of the Offer to Exchange is amended by changing the title of such section to “Status of Options Acquired by Us in this Offer, Accounting Consequences of this Offer” and by adding the following paragraph:
•	The transaction will be accounted for in accordance with Statement of Financial Accounting Standards No. 123R, “Share-Based Payment.” Accordingly, we will immediately recognize compensation cost for any previously unrecognized compensation cost of all option grants that are canceled under this plan. Additionally, we will recognize incremental compensation cost, for the excess of the fair value of any replacement option over the fair value of the canceled or amended option at the time of exchange. This incremental compensation cost will generally be recognized ratably over the three-year vesting period of the replaced/amended options. At this time the amount of such compensation cost which we will recognize cannot be estimated since such cost will depend upon the share price on the replacement grant date, as well as the amount of participation in this offer.
     3. Schedule A of the Offer to Exchange (“Conditions to the Offer”) referred to in Section 11 (“Legal Matters; Regulatory Approvals”) is amended by deleting the first paragraph thereof and replacing it with the following:
•	Notwithstanding any other provision of this offer, we will not be required to accept any options elected for exchange or amendment, and we may terminate or amend this offer, or postpone our acceptance and cancellation of any options elected for exchange, in each case subject to certain limitations, if at any time on or after August 25, 2006 and prior to the expiration date any of the following events has occurred or has been determined by us to have occurred, and, in our reasonable judgment in any such case and regardless of the circumstances giving rise thereto, the occurrence of such event or events makes it inadvisable for us to proceed with this offer or with such acceptance and cancellation of options elected for exchange:
     4. Schedule A of the Offer to Exchange (“Conditions to the Offer”) referred to in Section 11 (“Legal Matters; Regulatory Approvals”) is amended by deleting clause (a) and replacing it with the following:
•	(a) there shall have been instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly challenges the making of this offer, the acquisition of some or all of the options elected for exchange pursuant to this offer, the issuance of new options, or otherwise relates in any manner to this offer or that, in our reasonable judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of Neurocrine Biosciences, or otherwise materially impair in any way the contemplated future conduct of our business or materially impair the contemplated benefits of this offer to us;

     5. Schedule A of the Offer to Exchange (“Conditions to the Offer”) referred to in Section 11 (“Legal Matters; Regulatory Approvals”) is amended by deleting the first part of clause (b) and replacing it with the following:
•	(b) there shall have been any action pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to this offer or us, by any court or any authority, agency or tribunal that, in our reasonable judgment, would or might directly:
     6. Schedule A of the Offer to Exchange (“Conditions to the Offer”) referred to in Section 11 (“Legal Matters; Regulatory Approvals”) is amended by deleting clause (b)(iii).
Item 10. Financial Statements.
     Item 10 of the Schedule TO, which incorporates by reference the information contained in the Offer to Exchange, is hereby amended and supplemented as follows:
     1. Item 10(a) of the Schedule TO is amended by deleting the final sentence thereto and replacing it with the following:
•	The information set forth in the Offer under Section 15 (“Additional Information”) and Section 16 (“Financial Information”) is incorporated herein by reference.
     2. Section 16 (“Miscellaneous”) of the Offer to Exchange is renumbered to Section 17 and the first paragraph of such section is deleted in its entirety.
     3. The following is added as a new Section 16 to the Offer to Exchange:
•	16 FINANCIAL STATEMENTS
     Attached as Schedule C to this Offer are our financial statements included in our annual report on Form 10-K for our fiscal year ended December 31, 2005. More complete financial information may be obtained by accessing our public filings with the SEC by following the instructions in Section 15 of this Offer.
     4. The Offer to Exchange is amended by adding the following Schedule C:
SCHEDULE C — SUMMARY CONSOLIDATED FINANCIAL DATA
     The following table is a summary of our consolidated financial data for the periods presented. You should read this data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our financial statements and related notes included in our most recent Annual Report on Form 10-K filed with the Securities and Exchange Commission. Historical results are not necessarily indicative of results to be expected for any future period.

	2005	2004	2003	2002	2001
	(in thousands, except for loss per share data)

STATEMENT OF OPERATIONS DATA
Revenues:
Sponsored research and development	$9,187	$27,156	$96,699	$12,364	$16,880
Milestones and license fees	92,702	57,612	41,126	3,516	22,937
Sales force allowance	22,000	—	—	—	—
Grant income and other revenues	—	408	1,253	2,165	1,425

Total revenues	123,889	85,176	139,078	18,045	41,242

Operating expenses:
Research and development	106,628	115,066	177,271	108,939	74,267
Sales, general and administrative	42,333	22,444	20,594	12,721	10,857

Total operating expenses	148,961	137,510	197,865	121,660	85,124

Loss from operations	(25,072)	(52,334)	(58,787)	(103,615)	(43,882)
Other income:
Gain on sale of property	—	—	17,946	—	—
Interest income, net	2,881	6,640	10,743	9,079	7,092

Total other income	2,881	6,640	28,689	9,079	7,092

Loss before income taxes	(22,191)	(45,694)	(30,098)	(94,536)	(36,790)
Income taxes	—	79	158	—	120

Net loss	$(22,191)	$(45,773)	$(30,256)	$(94,536)	$(36,910)

Net loss per common share:
Basic and diluted	$(0.60)	$(1.26)	$(0.93)	$(3.10)	$(1.42)
Shares used in calculation of net loss per common share:
Basic and diluted	36,763	36,201	32,374	30,488	26,028

BALANCE SHEET DATA
Cash, cash equivalents and short-term investments	$273,068	$301,129	$453,168	$244,710	$319,982
Working capital	245,617	254,230	361,797	215,615	306,754
Total assets	483,123	519,217	554,955	266,539	346,350
Long-term debt	53,590	59,452	32,473	5,277	3,600
Accumulated deficit	(300,146)	(277,955)	(232,182)	(201,926)	(107,390)
Total stockholders’ equity	390,104	393,827	391,120	224,254	310,393

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

NEUROCRINE BIOSCIENCES, INC.
By:	/s/ Gary Lyons
Gary Lyons
Its: President and Chief Executive Officer

Dated: September 8, 2006

INDEX OF EXHIBITS

Exhibit
Number	Description
99.(a)(1)(A)	Offer to Exchange Certain Outstanding Options to Purchase Common Stock under the 2003 Incentive Stock Plan, as amended, and Amend Certain Outstanding Options to Purchase Common Stock under the 1992 Incentive Stock Plan, as amended, and 2001 Stock Option Plan, as amended, dated August 25, 2006.*
99.(a)(1)(B)	Form of Election Concerning Exchange or Amendment of Stock Options.*
99.(a)(1)(C)	Neurocrine’s Proxy Statement for the 2006 Annual Meeting of Stockholders, filed with the SEC on May 1, 2006 and incorporated herein by reference.
99.(a)(1)(D)	Neurocrine Biosciences, Inc.’s Annual Report on Form 10-K for its fiscal year ended December 31, 2005, filed with the SEC on February 7, 2006, and incorporated herein by reference.
99.(b)	Not applicable.
99.(d)(1)	1992 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Report on Form S-8 filed on July 12, 2002.
99.(d)(2)	2001 Stock Option Plan, as amended, incorporated herein by reference to the Company’s Report on Form 10-K for the fiscal year ended December 31, 2002 filed on March 4, 2003.
99.(d)(3)	Neurocrine Biosciences, Inc. 2003 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Registration Statement on Form S-8 filed on July 21, 2006.
99.(d)(4)	Form of incentive stock option agreement and nonstatutory stock option agreement for use in connection with the 1992 Incentive Stock Plan, as amended, incorporated herein by reference to the Company’s Registration Statement on Form S-1 (Registration No. 333-03172).
99.(d)(5)	Form of stock option agreement for use in connection with the 2001 Stock Option Plan, as amended.*
99.(d)(6)	Form of stock option agreement for use in connection with the 2003 Incentive Stock Option Plan, as amended.*
99.(g)	Not applicable.
99.(h)	Not applicable.
* Previously filed.